AUDIENCE MARKETING PLATFORM

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Your Venue Advisor
Kelly Knight
About & Contact

One Love Fest
17801 Lake Perris Dr (Perris, CA)

Inventory **Sales** **Boost Campaigns** **Fulfillment** **Analytics**

Date Range: 10-05-2018 to 11-04-2018

Engaged Audience	Interactions	Impressions	Reach
154,057	204,587	3,834,390	3,623,533



Users
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Sat 10/13/18
Mon 10/15/18
Wed 10/17/18
Fri 10/19/18
Sun 10/21/18
Tue 10/23/18
Thu 10/25/18
Sat 10/27/18
Mon 10/29/18
Wed 10/31/18
Fri 11/2/18
Sun 11/4/18